Exhibit 12

Warner Chilcott Limited

Computation of Earnings to Fixed Charges

	Fiscal Year Ended September 30,				Quarter Ended December 31,		Year Ended December 31,		Six Months Ended June 30,
	Predecessor				Predecessor		Successor		Successor
					Unaudited			Pro Forma		(Unaudited)	Pro Forma
	2001	2002	2003	2004	2003	2004	2005	2005	2005	2006	2006
	(dollars in thousands)
Fixed Charges:
Interest expense (a)	25,802	30,645	11,305	11,103	3,618	1,877	149,393	107,949	67,963	91,899	64,638
Interest capitalized during the period	0	0	0	0	0	0	0	0	—	—	—
Lease rental expense, buildings (b)	593	546	542	497	211	298	1,574	1,574	712	957	957

Fixed Charges	26,395	31,191	11,847	11,600	3,830	2,176	150,967	109,523	68,675	92,856	65,595

Earnings
Income before taxes from continuing operations	5,927	52,523	127,670	202,367	52,607	(17,530)	(569,768)	(448,502)	(423,445)	(60,345)	(14,592)
+ Fixed Charges	26,395	31,191	11,847	11,600	3,830	2,176	150,967	109,523	68,675	92,856	65,595
+ Amortization of previously capitalized interest	53	53	53	53	13	13	0	0	0	0	0

Earnings	32,375	83,767	139,570	214,020	56,450	(15,341)	(418,801)	(338,979)	(354,770)	32,511	51,003

Ratio of Earnings to Fixed Charges	1.2	2.7	11.8	18.5	14.7	(7.1)	(2.8)	(3.1)	(5.2)	0.4	0.8

Shortfall amount if ratio less than zero						(17,517)	(569,768)	(448,502)	(423,445)	(60,345)	(14,592)

(a)	Interest expenses including both continuing and discontinued operations; includes amortization of previously capitalized interest
(b)	Portion of lease rental expense from both continuing and discontinued operations that represents interest cost, estimated by management to be one-third of lease rental expense